Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: April 21, 2022

The following is the First Quarter Trading Update of Rentokil Initial plc published on April 21, 2022:

21 April 2022

RENTOKIL INITIAL PLC (RTO)

FIRST QUARTER TRADING UPDATE

2022 has started well, with the strong momentum from 2021 continuing into Q1, and with progress across all business categories and regions

(£m)	Q1 2022	Growth
	AER	AER	CER
Ongoing Revenue	721.6	1.8%	1.8%
Revenue	722.0	1.8%	1.8%
Excluding disinfection
Ongoing Revenue[1]	713.4	12.2%	12.3%
Revenue	713.9	12.1%	12.2%

Summary (at CER)

•	Organic growth, excluding disinfection, of 8.0% (Ongoing Revenue +12.3%)

•	Input cost inflation entirely recovered by price increases

•	Terminix acquisition progressing well and remains on track to complete in the second half of 2022, with a target completion date towards the end of the third quarter

•	Business performing well and in line with our expectations

Revenue growth (at CER)

Pest Control delivered organic growth of 5.5% in Q1 (Ongoing Revenue +11.2%) with all regions in positive growth. Ongoing Revenue in our Growth and Emerging markets grew by 10.9% and 13.6% respectively. North America Pest Control, our largest pest control business, demonstrated further strong momentum, growing Ongoing Revenue by 11.2% (Organic +5.0%), driven by both residential and commercial revenue growth. Hygiene & Wellbeing, excluding disinfection, grew organically by 12.9% (Ongoing Revenue +14.2%), reflecting growth in all regions including Asia, despite the continued impact of the pandemic in a number of countries. Trading conditions in our France Workwear business have continued to improve in Q1, resulting in organic growth of 14.7%.

Group Ongoing Revenue, excluding disinfection, grew by 12.3%; 8.0% organic2 and 4.3% from acquisitions. Including disinfection, Group organic growth was -2.0%. As highlighted in our Preliminary results in March, we are lapping strong disinfection revenues of £95.3m from H1 2021. Disinfection revenues amounted to £8.2m in Q1, a decline of £64.5m on the prior year. We reiterate our guidance for disinfection revenues for the full year 2022 to be within the range of £10m to £20m, vs. £116.0m last year.

Pricing for inflation

Like all companies, we have experienced inflationary increases on our cost base in Q1, such as labour, fuel, consumables and paper. As anticipated, we have continued to successfully mitigate the impact on margins of these via annual price increases (APIs), in line with normal practice. Total price increases achieved in Q1 have entirely offset input cost inflation in the quarter and we remain confident that we will be able to continue to counter rising inflation through APIs during the course of the year.

Operational progress

Customer retention in Q1 was robust at 85.3%, in line with full year 2021. Colleague retention (on a rolling 12-month basis) was also strong, with Service Colleague retention at similar levels to the full year 2021 at 81.8%, and Sales Colleague retention improving slightly versus the previous year at 83.5%.

M&A

We acquired 11 businesses in Q1 - 10 in Pest Control and one in Hygiene & Wellbeing - in Chile, Colombia, Hong Kong, Poland, Malaysia, New Zealand and the US, with combined annualised revenues in the year prior to acquisition of c.£20m. We continue to build on the strength of our attractive M&A pipeline of both Pest Control and Hygiene & Wellbeing opportunities, and remain confident in our targeted spend of around £250m for 2022.

Acquisition of Terminix Global Holdings, Inc. (Terminix)

We announced on 15 March that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had expired, thereby completing the necessary antitrust process in the US. A number of other conditions remain to be satisfied, including obtaining approval by the Company’s and Terminix’s shareholders, and the registration of the Company ADSs with the U.S. Securities and Exchange Commission and their listing on the New York Stock Exchange. With good progress being made on satisfying the remaining conditions, both parties continue to be on track to complete the transaction in the second half of 2022, with a target completion date towards the end of the third quarter.

Impact from geopolitical events

The Company has no operations in, or exposure to, Russia or Ukraine and has not been directly impacted by the war in Ukraine. During the quarter, the Company donated £100,000 from the Rentokil Initial Cares charity fund to UNICEF, which is helping to provide critical services including water and sanitation, immunisation and healthcare, to children and families displaced across Ukraine and in neighbouring countries.

Outlook

The business is performing well and in line with our expectations resulting from organic growth delivery and the flow through of revenues from our M&A programme in 2021. Although we will lap strong disinfection revenues in H1 and will have to contend with ongoing macro-economic uncertainty, we continue to expect the Group to deliver good operational and financial progress in the coming year.

  Commenting on today’s announcement Andy Ransom, Chief Executive, said:

“I am very pleased with our performance in Q1, and the continued growth momentum achieved in our core Pest Control and Hygiene & Wellbeing businesses. We remain confident in delivering further operational and financial progress in 2022.

“We are making excellent progress with the acquisition of Terminix. With the US competition condition being satisfied in March, and with integration planning progressing well, we are focused on completing the remaining conditions to closing the deal and we remain on track to complete the transaction in the second half of 2022, with a target completion date towards the end of the third quarter.”

Enquiries:

Investors / Analysts:	Katharine Rycroft	Rentokil Initial plc	07811 270734

Media:	Malcolm Padley	Rentokil Initial plc	07788 978199
	Richard Mountain	FTI	07909 684466

1Ongoing Revenue represents the performance of the continuing operations of the Group (including acquisitions) after removing the effect of disposed or closed businesses.

2Organic Revenue represents the growth in Ongoing Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations.

AER – actual exchange rates; CER – constant 2021 exchange rates

This announcement contains statements that are, or may be, forward-looking regarding the Group's financial position and results, business strategy, plans and objectives.  Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements. Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company’s legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.